WHITE & CASE

White & Case LLP
701 Thirteenth Street, NW
Washington, DC 20005

Tel + 1 202 626 3600
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05012456

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 07 2005
WASH. D.C.
183

SUPPL

November 7, 2005

BY HAND

Securities and Exchange Commission
100 'F' Street, N.E.
Washington, D.C.

Re: Sahaviriya Steel Industries Public Company Limited Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Steel Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, the Company Rating submitted to the Stock Exchange of Thailand ("SET") on August 18, 2005; the Resolutions of the Board of Director's Meeting No. 5/2005 submitted to the SET on October 6, 20005; and the unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended September 30, 200, submitted to the SET on October 28, 2005.

Please contact Daniel J. Duncan of this office at (202) 626-3630 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Daniel J. Duncan
Legal Assistant Clerk

PROCESSED
NOV 09 2005
THOMSON
FINANCIAL

Enclosure

Ref. No. 071/2005 August 18, 2005

Subject : The Company Rating of Sahaviriya Steel Industries Public Company Limited

Attn : President
The Stock Exchange of Thailand

Sahaviriya Steel Industries PLC (SSI) has requested TRIS Rating Co., Ltd. (TRIS) to provide the credit rating service to the company.

At present, the company rating of SSI has been completed and the rating result is "BBB (Stable)".

Please be informed accordingly.

Faithfully Yours,

- Signature -

Win Viriyaprapaikit
President

SEC MAIL PROCESSING
RECEIVED
NOV 07 2005
WASH, D.C. 183 SECTION

(English Translation)

Ref. S.E.C. 081/2005 October 6, 2005

Subject: To report resolutions of the Board of Directors' Meeting No. 5/2005

Attn. : The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.5/2005 held on October 6, 2005 has passed resolutions as follows:-

1. To change the issue size of secured and/or unsecured debentures which has been passed the resolution on the agenda 8 by the Ordinary General Shareholders' Meeting No.16 held on April 5, 2005 from the amount of not exceed THB 6,000 million (equivalent to USD 150 million) to the amount of not exceed USD 300 million (equivalent to THB 12,000 million at exchange rate 40 Baht/USD). The detailed and other conditions will be the same as approved by the Ordinary General Shareholders' Meeting No.16 which are summarized as followed:

Preliminary Details of the Debentures

Type	:	All types of secured and/or unsecured debentures (except convertible debentures) subject to (i) the market conditions; (ii) terms and conditions fixed by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors; and (iii) approvals from the Office of the Securities and Exchange Commission as required by laws.
Denomination	:	Thai Baht and/or other currency equivalent.
Issue Size	:	The principal amount of the debentures to be issued shall not exceed USD 300,000,000 (equivalent to THB 12,000 million)
Interest Rate	:	To be fixed by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors subject to the market conditions at the time of the issuance and the offering
Term	:	Not exceeding 10 years from the date of issuance
The Offering	:	To be made by public offering or private placement to domestic and/or international market pursuant to the Notification of the Securities and Exchange Commission and/or any other notification being in force at the time of the issuance of the debentures by the Company, in whole in a single offering or in part in multiple offerings as determined by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person

		authorized by the Board of Directors or Executive Board of Directors.
Maturity Date	:	The expiration of the term of debentures
Call and Put Option	:	The right of debenture holders or the Company to redeem the debentures prior to maturity shall be subject to the terms and conditions of each series of Debentures at the time of issuance.

The Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors shall be empowered (i) to determine the time to issue, other details and conditions for the issuance and the offer of the debentures for sale, such as type, amount of debentures for each issuance, maturity, placement, and collateral; (ii) to negotiate, conclude and enter into any agreement or related documents and perform any other acts necessary and appropriate in connection with the Debentures; (iii) to appoint any selling agent, underwriters, advisors, trustees, registrar and/or other related parties and to agree on remuneration and expenses and to enter into any agreements or execute any documents with any relevant parties pursuant to laws, rules and regulations and to take any action necessary for and pertinent to the issuance, offer and sale of the Debentures and to contact relevant authority for permission.

2. The Company's Share Registrar Book will be closed for the right to attend the Extraordinary Shareholders' Meeting No.1/2005, from October 20, 2005 at 12.00 noon until such meeting is ended.

3. The Extraordinary Shareholders' Meeting No.1/2005, will be held on November 9th, 2005 at 10:00 a.m., at the Rattanakosin Room, Narai Hotel, No. 222 Silom Road, Suriyawong Sub-District, Bangrak District, Bangkok Metropolis.

4. The agenda for the Extraordinary Shareholders' Meeting No.1/2005 will be as follows:

Agenda 1	To consider and certify the Minutes of the Ordinary General Shareholders' Meeting No.16 held on April 5, 2005.
Agenda 2	To consider and approve the change of Issue Size of secured and/or unsecured debentures which has been passed the resolution on the agenda 8 by the Ordinary General Shareholders' Meeting No.16 held on April 5, 2005
Agenda 3	To consider any other business (if any).

For your acknowledgment.

Yours faithfully,
Sahaviriya Steel Industries Public Company Limited

- signature-
Mr. Win Viriyaprapaikit
President

Our Ref: 132-011/2548 28 October, 2005

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiaries for the quarter ended September 30, 2005 and explanation of difference in result of operation for the quarter ended September 30, 2005 and 2004

Attn : The President

The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended September 30, 2005 and 2004 as follows:

1) The company realized 9,489.7 million Baht revenue from sale of hot rolled coils lower than 9,609.3 million Baht revenue during the same period in 2004. The company also recorded 191.5 million Baht sales of steel scrap compared with 68.4 million Baht during the same period of last year. The company and subsidiaries registered a gross loss from sales and service of 215.0 million Baht (which included 596.8 million Baht and 327.4 million Baht of the company's provision for diminution in value of raw materials and finished goods respectively) compared with 1,353.1 million Baht gross profit from sales and service during the same period in 2004.

   The company and subsidiaries recorded 158.4 million Baht in other revenue (which included 143.0 million Baht gain from foreign exchange), while during the same period in 2004 the company recorded 27.2 million Baht in other revenue (which included 3.4 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 286.0 million Baht, compared with 116.3 million Baht during the same period of last year.

3) The subsidiary recorded a reversal of provision for doubtful accounts in the amount of 10.8 million Baht, compared with a reversal of provision for doubtful of the company and subsidiaries in the amount of 17.2 million Baht during the same period of last year.

4) The company and subsidiaries registered 331.8 million Baht loss before interest expenses and corporate income tax, compared with profit before interest expenses and corporate income tax of 1,281.3 million Baht during the same period in 2004.

5) Interest expenses on short-term and long-term loan totaled 281.6 million Baht (consisting of 279.3 million Baht and 2.3 million Baht interest of the company and subsidiaries, respectively), compared with 100.8 million Baht interest expenses during the same period in 2004 (consisting of 97.3 million Baht and 3.5 million Baht interest of the company and subsidiaries, respectively).

6) Subsidiaries recorded accrued corporate income tax in the amount of 16.5 million Baht, compared with 9.8 million Baht during the same period in 2004.

7) The company and subsidiaries recorded loss before minority interest of 630.0 million Baht, compared with 1,170.6 million Baht gain before minority interest during the same period in 2004.

8) After minority interest, the company and subsidiries realized a net loss of 657.0 million Baht, compared with a net profit of 1,143.2 million Baht during the same period of last year.

From the above factors, the company's business operation in the quarter ended September 30, 2005 resulted in a net loss compared with a net gain during the same period in 2004 higher than 20 percent.

For your consideration.

Yours faithfully,

Mr. Win Viriyaprapaikit	Mr. Kamol Juntima
Authorized Director	Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2005	As at December 31, 2004	As at September 30, 2005	As at December 31, 2004
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	287,586	602,098	125,916	465,017
Current investments (Note 4)	1,000	-	-	-
Trade accounts and notes receivable				
Related parties (Note 17.3)	2,383,675	1,445,468	2,373,021	1,410,256
Others	2,068,545	1,635,659	2,065,573	1,626,806
	4,452,220	3,081,127	4,438,594	3,037,062
Less Allowance for doubtful accounts (Note 18)	(283,809)	(393,888)	(283,809)	(393,888)
Trade accounts and notes receivable - net	4,168,411	2,687,239	4,154,785	2,643,174
Short-term loans and advances to related parties (Note 17.2)	4,353	5,106	4,483	5,138
Inventories (Note 5)	28,974,034	11,826,746	29,074,792	11,846,063
Other current assets				
Advance payments	73,098	420,117	70,901	421,305
Refundable value-added-tax	1,012,754	224,900	1,011,166	223,793
Other receivables	1,563	1,219	1,855	1,362
Prepaid expenses	40,246	13,327	37,902	12,178
Deposit at bank used as collateral	16,200	16,200	-	-
Others	33,297	115,284	22,109	104,055
Total Current Assets	34,612,542	15,912,236	34,503,909	15,722,085
NON-CURRENT ASSETS				
Investments using the equity method (Note 17.1)	-	-	959,102	876,140
Other long-term investments (Note 17.1)	561,621	561,621	561,621	561,621
Property, plant and equipment - net (Note 6)	20,961,485	20,010,840	18,509,642	17,853,302
Intangible assets (Note 7)	4,511	3,920	3,751	3,096
Other non-current assets (Note 8)	13,203	37,113	6,252	5,942
Total Non-Current Assets	21,540,820	20,613,494	20,040,368	19,300,101
TOTAL ASSETS	56,153,362	36,525,730	54,544,277	35,022,186

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2005	As at December 31, 2004	As at September 30, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	4,393,602	-	4,393,602	-
Trade finance loans	16,049,184	766,758	16,049,184	766,758
Trade accounts and notes payable	4,448,987	2,886,498	4,537,951	2,891,902
Current portion of long-term loans (Note 10)	782,000	805,253	608,000	588,000
Current portion of debentures (Note 11)	720,000	720,000	720,000	720,000
Current portion of liabilities under hire-purchase agreements	6,129	1,879	109	263
Other current liabilities				
Accrued expenses	329,680	196,704	314,131	237,284
Others	261,648	1,076,136	158,090	931,858
Total Current Liabilities	26,991,230	6,453,228	26,781,067	6,136,065
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	7,191,117	7,453,830	6,604,000	7,012,000
Debentures (Note 11)	1,810,000	2,530,000	1,810,000	2,530,000
Other non-current liabilities				
Liabilities under hire-purchase agreements	902	1,692	-	44
Total Non-Current Liabilities	9,002,019	9,985,522	8,414,000	9,542,044
TOTAL LIABILITIES	35,993,249	16,438,750	35,195,067	15,678,109

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at September 30, 2005	As at December 31, 2004	As at September 30, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
(CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
13,101,500,000 ordinary shares of				
Baht 1.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
13,101,280,000 ordinary shares of				
Baht 1.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT ON) PAID-IN CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal				
(Note 6.2)	5,303,567	5,536,601	5,303,567	5,536,601
RETAINED EARNINGS				
Appropriated				
Legal reserve (Note 12)	256,966	209,380	256,966	209,380
Unappropriated	2,858,677	2,668,096	2,858,677	2,668,096
Total Company Shareholders' Equity	19,349,210	19,344,077	19,349,210	19,344,077
MINORITY INTEREST	810,903	742,903	-	-
Total Shareholders' Equity	20,160,113	20,086,980	19,349,210	19,344,077
TOTAL LIABILITIES AND				
SHAREHOLDERS' EQUITY	56,153,362	36,525,730	54,544,277	35,022,186

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
REVENUES				
Revenues from the sales of goods	9,681,316	9,678,833	9,681,215	9,677,696
Revenues from the rendering of services	66,413	49,201	-	-
Other income				
Gain on exchange	142,990	3,401	142,990	4,254
Others	15,372	23,818	16,403	23,319
Share of profit from investment				
using the equity method	-	-	27,608	30,577
Total Revenues	9,906,091	9,755,253	9,868,216	9,735,846
EXPENSES				
Cost of the sales of goods	9,891,695	8,311,037	9,978,827	8,397,127
Cost of the rendering of services	71,045	63,884	-	-
Selling and administrative expenses	236,950	113,205	219,091	102,377
Doubtful accounts (Reversal)	-10,819	-17,228	-	-6,207
Loss on disposal and obsolescence				
of spare parts and consumable goods	20,881	-	20,881	-
Other expenses				
Loss on disposal and obsolescence				
of equipment	25,792	1,237	25,649	1,202
Others	5	828	-	-
Directors' remuneration	2,324	1,010	1,526	870
Total Expenses	10,237,873	8,473,973	10,245,974	8,495,369

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
INCOME (LOSS) BEFORE INTEREST					
AND INCOME TAX EXPENSES		-331,782	1,281,280	-377,758	1,240,477
INTEREST EXPENSE		281,577	100,818	279,255	97,282
INCOME TAX EXPENSE		16,546	9,819	-	-
INCOME (LOSS) AFTER TAX		-629,905	1,170,643	-657,013	1,143,195
NET INCOME OF MINORITY INTEREST		-27,108	-27,448	-	-
NET (LOSS) INCOME		-657,013	1,143,195	-657,013	1,143,195
EARNINGS PER SHARE					
Restated for 2004, see Note 15)	**BAHT**	-0.05	0.09	-0.05	0.09
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Restated for 2004, see Note 15)	**'000 SHARES**	13,101,280	13,101,280	13,101,280	13,101,280

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
REVENUES				
Revenues from the sales of goods	28,979,249	26,294,102	28,978,648	26,291,359
Revenues from the rendering of services	239,081	170,023	-	-
Other income				
Gain on exchange	38,797	-	38,797	1,649
Others	71,558	55,405	72,503	55,658
Share of profit from investment				
using the equity method	-	-	89,335	95,643
Total Revenues	29,328,685	26,519,530	29,179,283	26,444,309
EXPENSES				
Cost of the sales of goods	26,724,574	21,253,737	26,991,390	21,518,100
Cost of the rendering of services	201,971	200,812	-	-
Selling and administrative expenses	711,208	359,309	618,456	322,722
Doubtful accounts (Reversal)	-20,646	-28,249	-	-6,207
Loss on disposal and obsolescence				
of spare parts and consumable goods	20,881	-	20,881	-
Other expenses				
Loss on exchange	-	392	-	-
Loss on disposal and obsolescence				
of equipment	26,688	161,207	26,506	160,988
Others	571	2,388	567	1,533
Directors' remuneration	11,122	5,650	9,046	5,190
Total Expenses	27,676,369	21,955,246	27,666,846	22,002,326

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2005	2004	2005	2004
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		1,652,316	4,564,284	1,512,437	4,441,983
INTEREST EXPENSE		626,694	316,780	619,630	304,454
INCOME TAX EXPENSE		58,692	25,195		-
INCOME AFTER TAX		966,930	4,222,309	892,807	4,137,529
NET INCOME OF MINORITY INTEREST		-74,123	-84,780		-
NET INCOME		892,807	4,137,529	892,807	4,137,529
EARNINGS PER SHARE					
Restated for 2004, see Note 1:	**BAHT**	0.07	0.32	0.07	0.32
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Restated for 2004, see Note 1:	**'000 SHARES**	13,101,280	13,101,280	13,101,280	13,101,280

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Minority Interest	Total
				Appropriated Legal Reserve	Unappropriated		
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	641,454	16,410,147
Amortization	-	-	(309,176)	-	-	-6,210	-315,386
Net income	-	-	-	-	4,137,529	-	4,137,529
Minority interest increase (decrease)	-	-	(6,210)	-	-	84,780	78,570
Ending balance, September 30, 2004	13,101,280	(2,171,280)	5,668,897	-	2,991,939	720,024	20,310,860
Beginning balance, January 1, 2005	13,101,280	-2,171,280	5,536,601	209,380	2,668,096	742,903	20,086,980
Amortization	-	-	-226,911	-	-	(6,123)	-233,034
Legal reserve (Note 12)	-	-	-	47,586	-47,586	-	-
Dividend paid (Note 13)	-	-	-	-	-654,640	-	-654,640
Net income	-	-	-	-	892,807	-	892,807
Minority interest increase (decrease)	-	-	(6,123)	-	-	74,123	68,000
Ending balance, September 30, 2005	13,101,280	-2,171,280	5,303,567	256,966	2,858,677	810,903	20,160,113

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Total
				Appropriated Legal Reserve	Unappropriated	
Beginning balance, January 1, 2004	13,101,280	(2,171,280)	5,984,283	-	(1,145,590)	15,768,693
Amortization	-	-	(315,386)	-	-	-315,386
Net income	-	-	-	-	4,137,529	4,137,529
Ending balance, September 30, 2004	13,101,280	(2,171,280)	5,668,897	-	2,991,939	19,590,836
Beginning balance, January 1, 2005	13,101,280	-2,171,280	5,536,601	209,380	2,668,096	19,344,077
Amortization	-	-	-233,034	-	-	-233,034
Legal reserve (Note 12)	-	-	-	47,586	-47,586	-
Dividend paid (Note 13)	-	-	-	-	(654,640)	-654,640
Net income	-	-	-	-	892,807	892,807
Ending balance, September 30, 2005	13,101,280	-2,171,280	5,303,567	256,966	2,858,677	19,349,210

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	892,807	4,137,529	892,807	4,137,529
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (Reversal)	-22,041	-28,249	-	-6,207
Depreciation	442,163	449,167	386,179	383,237
Amortization	357	11	293	-
Withholding income tax written off	567	-	567	-
Non-refundable input value-added-tax	25,606	-	-	-
Loss on raw materials devaluation	6,065	-	6,065	-
Provision for diminution in value of raw materials	596,800	-	596,800	-
Provision for diminution in value of finished goods	327,400	-	327,400	-
Provision for diminution in value				
of spare parts and consumable goods (Reversal)	-1,134	-6,373	-1,134	-6,373
Additional (deduction of) interest on debt restructuring	-1,064	-1,530	-	-
Realized gain on exchange	-152	-1,159	-152	-1,159
Unrealized gain on exchange	-23,326	-19,331	-23,326	-19,331
Gain on sales of property, plant and equipment	-2,041	-1,213	-2,460	-1,172
Loss on disposal of property, plant and equipment	26,688	161,207	26,506	160,988
Loss on disposal of spare parts and consumable goods	20,881	-	20,881	-
Gain on redemption of debentures before maturity	-	-5,853	-	-5,853
Share of profit from investments using				
the equity method	-	-	-89,335	-95,643
Minority interest	74,123	84,780	-	-
Net income from operations before				
changes in operating assets and liabilities	2,363,699	4,768,986	2,141,091	4,546,016

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
(CONTINUED)				
Operating assets (increase) decrease				
Trade accounts and notes receivable - related parties	-938,207	551,997	-962,765	546,619
Trade accounts and notes receivable - others	-556,931	-203,159	-562,814	-202,567
Inventories	-18,097,299	163,853	-18,178,740	169,497
Advances to related parties	-4,247	-53	-4,345	-70
Advance payments	347,020	-396,986	350,404	-398,512
Refundable value-added-tax	-787,854	-53,559	-787,373	-55,746
Other receivables	21,697	22,039	-493	-11
Prepaid expenses	-26,919	-8,797	-25,724	-8,479
Other current assets - others	51,377	-1,871	51,336	-5,178
Other non-current assets	23,200	27,644	-310	6,958
Operating liabilities increase (decrease)				
Trade accounts and notes payable	1,627,137	774,573	1,710,698	808,771
Accrued expenses	132,976	-50,591	76,847	-47,266
Other current liabilities - others	-811,285	269,800	-770,566	293,110
Net cash provided by operating activities	-16,655,636	5,863,876	-16,962,754	5,653,142
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash paid for purchases of current investments	-1,000	-2,861,010	-	-2,878,505
Cash paid for purchases of property, plant and equipmei	-1,655,617	-1,452,364	-1,295,855	-1,237,093
Cash paid for intangible assets	-948	-	-948	-
Proceeds from sales of property, plant and equipment	2,219	1,583	2,630	1,543
Proceeds from short-term loans to related parties	7,000	-	7,000	3,000
Short-term loans to related parties	-2,000	-2,000	-2,000	-5,000
Net cash used in investing activities	-1,650,346	-4,313,791	-1,289,173	-4,116,055

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2005	2004	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loan increase (decrease)	4,393,602	-290,000	4,393,602	-290,000
Trade finance loans increase	15,282,061	434,805	15,282,061	434,805
Cash repayment of long-term loans	-489,402	-151,267	-388,000	-
Proceeds from long-term loans	204,500	1,320,000	-	1,200,000
Cash repayment for early redemption of debentures	-	-744,147	-	-744,147
Cash paid for redemption of debentures	-720,000	-	-720,000	-
Cash repayment for early redemption of long-term liabilities under hire-purchase agreements	-1,451	-5,867	-197	-5,679
Cash repayment of liability for purchase of land	-23,200	-3,000	-	-
Cash paid for dividend	-654,640	-	-654,640	-
Net cash provided by (used in) financing activities	17,991,470	560,524	17,912,826	594,979
Net increase (decrease) in cash and cash equivalents	-314,512	2,110,609	-339,101	2,132,066
Cash and cash equivalents as at January 1	602,098	108,399	465,017	47,049
Cash and cash equivalents as at September 30	287,586	2,219,008	125,916	2,179,115
Supplemental cash flow information:				
Cash paid for interest	662,758	378,547	642,085	359,392
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	-	1,012	-	-
Transfer of long-term loans to current portion	608,000	607,597	608,000	388,000
Transfer of debentures to current portion	720,000	720,000	720,000	720,000
Amortization of unrealized increment per asset appraisa	233,034	218,937	226,660	206,265
Bad debt written off	110,079	-	110,079	-

See notes to the interim financial statements